Darren K. DeStefano T: +1 703 456 8034 ddestefano@cooley.com	VIA EDGAR

September 28, 2012

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Barbara Jacobs, Assistant Director
Mr. Patrick Gilmore, Accounting Branch Chief
Ms. Joyce Sweeney, Staff Accountant
Mr. Gabriel Eckstein, Staff Attorney

RE:	BroadSoft, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 7, 2012
File No. 001-34777

Dear Mr. Gilmore:

On behalf of BroadSoft, Inc. (the “Company”), we are responding to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 7, 2012 with respect to the above-referenced filings (the “Comment”). Thank you for taking the time to discuss the Comment with us.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the Three Months Ended March 31, 2012 and 2011

Revenue, page 27

1.	We note your response to prior comment 5 that the company does not believe that there have been material trends in deferred license revenue that are indicative of a substantive change in the company’s performance and that deferred license revenue has been influenced by the particular terms of agreements with the company’s customers and the satisfaction of revenue recognition criteria thereunder. Considering the significant decrease in the

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U. S. Securities and Exchange Commission

September 28, 2012

Page Two

level of deferred license revenues it appears there have been material trends in deferred revenues that are not currently explained by disclosing the revenue plus net change in deferred revenue metric as noted in your June 30, 2012 Form 10-Q. Please describe for us and in future filings disclose the underlying reasons for the decreasing trend in deferred license revenues, including consideration of factors such as any significant changes/trends related to contractual terms or structure, customers, proportion of term v. perpetual licenses, or other factors influencing the satisfaction of revenue recognition criteria. Quantify the changes and trends related to the percentage of license revenues not running through deferred revenue prior to revenue recognition and the significant factors contributing to such changes and trends.

Response to Comment 1:

The Company acknowledges the Staff’s comment and the Commission’s position with respect to discussion of material trends in the Management’s Discussion and Analysis section of the Company’s periodic reports.

As discussed during our telephone conversation on September 14, 2012, the majority of the Company’s revenue and deferred revenue is derived from sales of its BroadWorks perpetual licenses and related maintenance and services. The Company recognizes BroadWorks revenue only if all of the four key criteria of software revenue recognition, as established by United States generally accepted accounting principles and applicable Commission guidance, are satisfied: (a) collectability is probable; (b) delivery has occurred or services have been rendered; (c) pricing is fixed and determinable; and (d) there is evidence an agreement exists. The table below summarizes the Company’s product offerings and the related revenue types and the method of revenue recognition once the applicable revenue recognition criteria are met.

Revenue Type	Product(s)	Invoice Event	Revenue Recognition (after all criteria has been met)

Software (perpetual licenses)	BroadWorks, BroadTouch	Software Delivery	One-Time

Initial Maintenance and Support	BroadWorks, BroadTouch	Software Delivery	Ratable

Renewal Maintenance and Support	BroadWorks, BroadTouch	Order Received	Ratable

Professional Services	BroadWorks, BroadTouch, BroadCloud	Professional Services Delivery	One-Time

Software as a Service	BroadCloud	Delivery	Ratable

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U. S. Securities and Exchange Commission

September 28, 2012

Page Three

The Company’s deferred revenue fluctuates on a quarter-over-quarter and year-over-year basis as a result of (a) orders invoiced in the relevant period and the application of software revenue recognition rules to such orders and (b) previously deferred revenue being recognized as a result of the application of those same software revenue recognition rules. For example, the Company may invoice a customer for a perpetual BroadWorks software licenses order during a quarter, but due to the particular terms of the underlying agreement covering such order or order-specific items or facts (including, but not limited to, partial delivery or acceptance terms) and the application of the relevant revenue recognition rules, revenue may not be recognized for the order for several quarters, or longer. Therefore, on a period-to-period basis, deferred revenue may increase or decrease, depending on whether revenue from new orders can be recognized in the applicable period and whether revenue that was deferred for previous orders in prior quarters can be recognized in the relevant period. The Company does not have the ability to predict whether deferred revenue will increase or decrease in prospective quarters because of, among other things, its inability to forecast what orders will be received for which revenue must be deferred and when previously deferred revenue will be recognized. Indeed, the revenue recognition criteria, such as customer payment or acceptance of the software, are often in the customer’s control, not the Company’s.

The Company believes the metric of revenue plus net change in deferred revenue provides a clearer measure of the Company’s financial performance and allows stockholders to analyze the Company’s business results and compare levels of ordering activity from period to period. The decrease or increase in deferred revenue illustrates how the balance in deferred revenue changes over a period of time. In this regard, the Company believes that its disclosures regarding revenue plus net change in deferred revenue, as reflected in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, provide an accurate reflection of the Company’s sales activity for the quarterly and six month periods covered by the financial statements included in the report.

An example of how revenue plus net change in deferred revenue can change from period to period, and how such metric is compared to quarterly revenue, is set forth below:

	9/30/11	12/31/11	3/31/12	6/30/12
	(in millions)

Deferred Revenue Balance	50.0	57.1	51.6	48.8

Revenue	35.7	40.6	38.3	40.5

Net Change in Deferred Revenue	(4.4)	7.1	(5.5)	(2.8)

Revenue plus Net Change in Deferred Revenue	31.3	47.7	32.8	37.7

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T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

U. S. Securities and Exchange Commission

September 28, 2012

Page Four

Generally, the percentage of license revenue not running through deferred revenue changes on a quarterly basis as a result of the reasons described above.

Notwithstanding the foregoing, to the extent that changes in deferred revenue constitute material trends in the future, the Company will describe such trends in the Management’s Discussion and Analysis section of its periodic filings, including a discussion of the factors influencing the satisfaction of revenue recognition criteria.

* * *

We believe that our response is consistent with our discussions with you. Please fax any additional comment letters concerning the above-referenced filing to (703) 456-8100 and direct any questions or comments concerning the above-referenced filings or this response letter to either the undersigned at (703) 456-8034 or Derek Colla, of our firm’s Washington D.C. office, at (202) 842-7849.

Very truly yours,

/s/ Darren K. DeStefano
Darren K. DeStefano

cc:	James A. Tholen, BroadSoft, Inc.

Mary Ellen Seravalli, BroadSoft, Inc.

Derek Colla, Cooley LLP

ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656

T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM